

16013303

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67873

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

New Century Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1510 11th Street, Suite 207
(No. and Street)

Santa Monica, CA 90401
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salter (310) 356-4641
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name - if individual, state last, first, middle name)

11300 West Olympic Blvd, Ste 875, Los Angeles, CA 90064
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Salter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of New Century Capital Partners, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Mark Salter, President

Please See the Attachment dated 02/24/16

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing page.

(x) (b) Statement of Financial Condition.

(x) (c) Statement of Income (Loss).

(x) (d) Statement of Cash Flows.

(x) (e) Statement of Changes in Stockholders' Equity.

( ) (f) Statement of Changes in Subordinated Liabilities (not applicable)

(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.

( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)

( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).

(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3

( ) (k) A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).

(x) (l) An Oath or Affirmation.

(x) (m) A Copy of the SIPC Supplemental Report.

(x) (n) Report on management's assertion letter regarding 15c3-3 Exemption Report

(x) (o) Management's assertion letter regarding 15c3-3 Exemption Report

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24 day of February, 20 16 by Mark Jack Salter,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

Signature [signature] (Seal)


UPEKSHA SADAMALI
THENNAKOON MUDIYANSELAGE
Commission # 2132400
Notary Public - California
Los Angeles County
My Comm. Expires Nov 1, 2019

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report Form X-17A-5 Part III

(Title or description of attached document)

Oath or Affirmation

(Title or description of attached document continued)

Number of Pages 02 Document Date —

Additional information

INSTRUCTIONS

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  - ❖ Indicate title or type of attached document, number of pages and date.
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New Century Capital Partners, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2015

Contents

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
AUDITOR'S STANDARD REPORT

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I have audited the accompanying statement of financial condition of New Century Capital Partners, Inc. as of December 31, 2015, and the related statements of income, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of New Century Capital Partners, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Century Capital Partners, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of New Century Capital Partners, Inc.'s financial statements. The supplemental information is the responsibility of New Century Capital Partners, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

New Century Capital Partners, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash	$ 110,302
Accounts Receivable	92,500
Prepaid Expenses	13,481
Equipment (net of accumulated depreciation, $129,771)	3,852
Security Deposit – rent	2,600
Total Assets	$ 222,735

Liabilities and Shareholder's Equity

Liabilities

Accounts Payable	$ 102,406
Credit Card Payable	23,838
Total Liabilities	126,244

Shareholder's Equity

Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	1,126,096
Retained deficit	(1,034,605)
Total Shareholder's Equity	96,491
Total Liabilities and Shareholder's Equity	$ 222,735

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Strategic Advisory	$ 1,997,418
Total Revenues	1,997,418
Expenses	
Advertising	1,235
Auto	5,235
Charitable contributions	1,500
Conference & study material	349
Consulting	1,625,335
Database research	21,507
Depreciation	3,535
Dues	1,822
Insurance	29,561
Licenses and permits	11,469
Miscellaneous	8,270
Office expense and supplies	7,559
Parking	3,524
Payroll taxes	5,111
Postage & delivery	907
Professional fees	53,894
Regulatory fees	25,325
Rent	21,800
Telephone	11,517
Travel & entertainment	63,726
Wages	57,289
Total Expenses	1,960,470
Income Before Taxes	36,948
State Income Tax	800
Net Income	$ 36,148

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2015

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2014	100	$ 5,000	$956,096	$ (942,278)	$ 18,818
Capital Addition			170,000		170,000
Capital Distributions				(128,475)	(128,475)
Net Income				36,148	36,148
Balance, December 31, 2015	100	$ 5,000	$1,126,096	$(1,034,605)	$ 96,491

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net Income from Operations	$ 36,148
Depreciation	3,535
Accounts Receivable	(54,404)
Prepaid Expense	(190)
Accounts Payable	93,539
Credit Card Payable	8,452
Pension Payable	(120,000)
Net Cash Used by Operating Activities	(32,920)
Cash Flows from Investing Activities:	
Fixed asset purchases	(537)
Cash Flows from Financing Activities:	
Capital Addition	170,000
Capital Distribution	(128,475)
Net Cash Provided by Financing Activities	41,525
Increase in Cash	8,068
Cash: As of December 31, 2014	102,234
Cash: As of December 31, 2015	$ 110,302

Supplemental Data:

Cash paid for interest	$ 0
Cash paid for state taxes	$ 800

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2015

Note 1 – Organization and Nature of Business

New Century Capital Partners, Inc. (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On January 5, 2009 the Company was approved by the State of California to be an S Corporation. On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (k)(2)(i). The Company provides investment banking services including mergers and acquisitions advisory, corporate finance services and capital raising advisory, including private placements.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer including:

Private Placements of Securities

Property and equipment are being depreciated using the straight line method over 5 years useful life.

The Company maintains its books on the accrual basis of accounting and files its tax return on the cash basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition - The Company recognizes revenue upon rendering of services. Advisory fees are billed at the beginning of each quarter; a portion is either deferred or accrued depending on the timing of the billing.

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2015

Note 2 – Significant Accounting Policies (continued)

Income Taxes -- The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1-1/2% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United State of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2015

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

Fair Value Measurements on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$110,302	-	-	$110,302

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2015, the Company had net capital of $73,183 which was $64,767 in excess of its required net capital requirement of $8,416. The Company's percentage of aggregate indebtedness to net capital was 172.50%.

Note 5 – Provision for Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The shareholder is taxed individually on his share of the Company's earnings.

The State of California requires corporations to pay a minimum $800 tax or 1.50% tax on net profit.

Note 6 – Commitments

The Company entered into a new lease after year-end with base monthly rent of $1,900 effective March 1, 2015.

2016 Rent Commitment	$22,800

New Century Capital Partners, Inc.
Notes to Financial Statements
December 31, 2015

Note 7 – Exemption from the SEC Rule 15c3-3

The Company does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i).

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2015 through February 26, 2016 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

New Century Capital Partners, Inc.
Schedule I - Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2015

Computation of Net Capital

Shareholder's Equity	$ 96,491
Non Allowable Assets - page 12	(23,308)
Net Capital	$ 73,183

Computation of Net Capital Requirements

Minimum net capital required 6-2/3 of total liabilities	$ 8,416
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 8,416
Excess Capital	$ 64,767
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 60,559

Computation of Aggregate Indebtedness

Total liabilities	$ 126,244
Percentage of aggregate indebtedness to net capital	172.50%

Reconciliation

The following is reconciliation at December 31, 2015 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d) (4).

Unaudited net capital computation	$ 77,014
Adjustments	(3,831)
Audited net capital computation	$ 73,183

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Non-Allowable Assets
December 31, 2015

Non- Allowable Assets

Accounts receivable	$ 3,375
Prepaid expenses	13,481
Equipment	3,852
Security deposit	2,600
	$ 23,308

See accompanying notes to financial statements

New Century Capital Partners, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2015

A computation of reserve requirement is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

New Century Capital Partners, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2015

Information relating to possession or control requirements is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of New Century Capital Partners, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) New Century Capital Partners, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which New Century Capital Partners, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) New Century Capital Partners, Inc. stated that New Century Capital Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. New Century Capital Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about New Century Capital Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2016

New Century Capital Partners, Inc.
Rule 15c3-3 Exemption Report
December 31, 2015

New Century Capital Partners, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

New Century Capital Partners, Inc. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Mark Salter, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Mark Salter, President

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of New Century Capital Partners, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by New Century Capital Partners, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating New Century Capital Partners, Inc.'s compliance with the applicable instructions of Form SIPC-7. New Century Capital Partners, Inc.'s management is responsible for New Century Capital Partners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I am not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Yafeh, CPA

Los Angeles, CA
February 26, 2016